FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, August 9th, 2013.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS

MEETING ON August 26, 2013

Content

Election of member of the Company’s Board of Directors	03
Items 12.6 to 12.10 of Company’s Reference Form, CVM Instruction 480/2009	04

Proposal for amendment of the remuneration to be paid to Company’s Management	06
Items of Section 13 of Company’s Reference Form, CVM Instruction 480/2009	07

Management Proposal for Election of Member of Company’s Board of Directors

(Art. 10º of ICVM 481/2009)

Dear shareholders,

The management of Companhia Brasileira de Distribuição (“Company”) hereby present, for discussion on the general shareholders meeting to be held on August 26, 2013, at 10 a.m., at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, sala 1, at the city and state of São Paulo, a proposal for the election of 1 (one) member for the Company’s Board of Directors, in substitution of the member Mr. Jean Louis Bourgier.

In compliance with the provisions of Section 10 of CVM Instruction No. 481/2009, information required in items 12.6 to 12.10 of the Company’s Reference Form (Formulário de Referência) is attached to this proposal in connection with the candidates indicated by the controlling shareholder of the Company, to be elected as member of the Company’s Board of Directors (Annex I)

We request that the shareholders that intend to appoint attorneys‐in‐fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

Copies of this proposal, as well as the Call Notice for the general meeting in reference, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.grupopaodeacucar.com.br/ri) and at the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

São Paulo, August 9th, 2013

BOARD OF DIRECTORS

Annex I

Information of the candidates for the position of members of the Company’s Board of Directors

Items 12.6 to 12.10 of the Company’s Reference Form

12.6. In relation to each of the members of management and fiscal council, indicate, in a chart:

Name:	Ronaldo Iabrudi dos Santos Pereira
Age:	58
Profession:	Psicologist
CPF or passport number:	223.184.456-72
Elective position (aimed):	Member of the Board of Directors
Election date (aimed):	August 26th, 2013
Tenure from (aimed):	August 26th, 2013
Term of office:	Until the 2014 annual shareholders meeting
Other positions or functions performed in the Company:	-
Indication whether appointed by controlling shareholder or not:	Appointed by Wilkes Participações S.A., the Company’s controlling shareholder

12.7. Provide information of item 12.6 in relation to members of committees provided for in the Bylaws, as well as audit, risk, financial and compensation committees, even if such committees or bodies are not provided for in the Bylaws:

Not applicable.

12.8. In relation to each member of management and fiscal council, provide:

a.         Resume:

Nowadays, Mr. Ronaldo Iabrudi is executive officer and representative of Casino Group in Brasil, as well as Chairman of the Board of Directors of Lupatech S.A., member of the Board of Directors of Estácio Participações S.A., partner of VIAW and AGROBANCO. Previously, he was member of the Board of Directors of Cemar.

Mr. Ronaldo Iabrudi also holds a large know-how at managing positions. From 2007 to 2011 he held the position of CEO of Magnesita S.A., being in charge of all subsidiaries of Magnesita Group in Brazil, Argentina, Germany, France, U.S., and China. He was ahead of Telemar Group from 1999 to 2006, as CEO, CEO of Telemar Operadora and executive officer (which includes the companies Oi Internet, Pégasus, Contax and Telemar Operadora). He was chairman of the board of directors of Telemar Operadora and member of the board of directors of further subsidiaries of Telemar Group. Also he was CEO of Ferrovia Centro-Atlântica from 1997 to 1999 and chairman of the board of directors of Porto de Angra, as well as CFO from March to October of 1997. From 1984 to 1997 he was executive officer, financial officer, in charge of the managing the companies of Gerdau Group, located at the State of Minas Gerais and officer of the human resources of Gerdau Group.

Graduated at psychology by PUC-MG (1979), obtained grade of Master in Adult Orientation (1981), Master in Business Changings (1982) e Doctor at Organizational Changing (1984) by Université Paris XIX - Dauphine. With no diploma held.

b.         Description of any of the following events which have occurred in the previous 5 years: (i) any criminal conviction; (ii) any conviction within an administrative proceeding conducted by CVM and the penalties applied; and (iii) any conviction not subject to appeal, judicial or administrative, which has suspended or forbidden the performance of any professional or commercial activity.

Mr. Ronaldo Iabrudi has nothing to declare and was not subject to any of the possibilities listed in this item.

12.9. Provide information on marital relationship, civil partnership or family connection (up to second degree) among: (a) the Company’s managers; (b) (i) the Company’s managers and (ii) managers of companies directly or indirectly controlled by the Company; (c) (i) managers of companies directly or indirectly controlled by the Company and (ii) the Company’s direct or indirect controlling persons or companies; and (d) (i) the Company’s managers and (ii) managers of the Company’s direct or indirect controlling companies.

Mr. Ronaldo Iabrudi has nothing to declare and is not subject to any of the possibilities listed in this item.

12.10. Provide information on subordination relationship, rendering of services or controlling relationships existing in the last 3 fiscal years, between management members and (a) companies directly or indirectly controlled by the Company; (b) the Company’s direct or indirect controlling persons or companies; and (c) where relevant, supplier, client, borrower or creditor of the Company, of companies controlled by the Company, of the Company’s controlling persons or companies and of companies controlled by any of such persons or companies.

Mr. Ronaldo Iabrudi held the chair of managing officer and representative, in Brazil, of Casino Group, controlling shareholder of the Company.

PROPOSAL OF AMENDMENT OF THE REMUNERATIONTO BE PAID TO THE MANAGEMENT OF THE COMPANY

(Art. 10º of ICVM 481/2009)

Dear Shareholders: The Board of Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) proposes to the General Meeting the amendment of the Remuneration of the Board of Directors and its Advisory Committees for the fiscal year of 2013, under the terms herein.

As per the recent review brought by a specialized consulting agency and as per the matters approved by the due corporate bodies, the managing of the Company approved to propose to the shareholders an increase of one million four hundred and sixty-one thousand, nine hundred and eleven Reais (R$1,461,911.00) of the remuneration to be paid to the to the Board of Directors and its Advisory Committees for the fiscal year of 2013, amending the total amount of six million, five hundred eighty-five thousand six hundred Reais (R$ 6,585,600.00) to eight million, forty-seven thousand, five hundred and eleven Reais (R$ 8,047,511.00).

The following proposal does not amend the remuneration to be paid to the managing officers and the Fiscal Council as approved by the Annual and Special general Shareholders Meeting held on 04/17/2013.

Notwithstanding, pursuant article 15, item II of ICVM 481/2009, please find attached item 13 f the Company’s Reference Form.

This is the proposal we have to present.

São Paulo, August 9th, 2013.

BOARD OF DIRECTORS

Annex to the Proposal of Management Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

13.1      Description of the compensation policy or practice, including for Non-Statutory Board of Executive Officers

(a)        objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate Company’s management and committee members in line with market practices, allowing the Company to attract and retain qualified professionals, in addition to promoting their engagement with the Company.

(b)         Compensation breakdown, including

i           description of the elements that compose the compensation and the purpose of each of them

The members of the Board of Directors and committees, external member included, as well as our Fiscal Council, are compensated on monthly bases, not in connection with their effective participation of these meetings. The purpose of this compensation is to ensure compliance with the general market practice and meets the very best interest of the Company.

The compensation of Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging professionals to seek the success of the Company and of sharing Company’s results with them; and (iii) a stock option plan, which is an incentive offered to Company’s executives in order to ensure a sustainable and long-lasting business.

ii.          the proportion of each element in the total compensation

The table below shows the proportion of each element of the total compensation for the fiscal year ended December 31, 2012:

	% of total compensation
	Base Salary		Base Salary
Board of Directors	0%	100%	0%	100%
Board of Officers	30.51%	30.26%	39.23%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology for the calculation and readjustment of each element of the compensation

In order to define the compensation of the management and committee members, we regularly conduct market research to evaluate if the parameters and conditions we adopt to define the fixed compensation are satisfactory and enable us to retain Company’s professionals, as well to analyze the need to propose adjustments to any component of remuneration which may be misaligned. These surveys are conducted annually by recognized expert advice and market contracted by us, and use as benchmarks the major economic groups operating in the country, including in particular, the groups that operate in the retail sector.

The profit sharing portion allocated to the Executive Officers, on the other hand, is computed based on indicators aligned to the Company’s strategic planning, determined in line with Company’s business plan and the goals to be met.

O cálculo da participação  de nossos Diretores em nossos resultados, por sua vez, é baseado em indicadores alinhados ao planejamento estratégico da nossa Companhia, definidos com base em nosso plano de negócios e nos resultados a serem alcançados.

For additional information on Company’s  stock option plan please refer to item 13.4 below.

iv.         reasons that justify the composition of the compensation

What justifies the breakdown of Company’s  compensation policy is Company’s  result-oriented strategy, which depends on the continuous search for competent, qualified, dedicated and valuable professionals for the Company.

(c)         key performance indicators considered in determining each element of the compensation

For setting the variable portion of remuneration, we consider performance indicators that we consider strategic, as gross sales, net income, total expenditure, working capital, engagement and turnover, beyond the level of excellence of managers in performing their functions, considering the degree of responsibility and individual assignments. Performance indicators are not taken into consideration for determining the proportion of fixed remuneration.

(d)         the way the compensation is structured to reflect the evolution of the performance indicators

We structure Company’s  compensation through programs that monitor the accomplishment of goals previously determined by the Company and the results effectively met.

(e)         the way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

For short, medium and long-term interests, we offer to the Executive Officers a fixed compensation (base salary) and a variable compensation (profit sharing and stock option plans).

The compensation of the members of the Board of Directors, Fiscal Council and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of Company’s results. Therefore, we understand that the compensation policy or practice is aligned with Company’s short, medium and long-term interests.

(f)          existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of the management and committee members is supported exclusively by the Company.

(g)   existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock

No compensation or benefit is paid to the management or committee members in connection with the occurrence of corporate events.

13.2      Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2013

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	15	9	3	27
Fixed Annual Compensation
Salary or pro-labore	R$ 8,047,511	11,452,683	504,000	20,004,194
Direct or inderect benefits	0	2,580,198	0	2,580,198
Membership in committeess	0	0	0	0
Others	0	4,363,472	0	4,363,472
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	19,824,279	0	19,824,279
Attendance to meetings	0	0	0	0
Commissions	0	0	0	0
Others		0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,663,664	0	13,663,664
Total compensation	R$ 8,047,511	51,884,296	504,000	60,435,807

Amounts paid in 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14.58	9.58	3	27.16
Fixed Annual Compensation
Salary or pro-labore	0	13,552,826	486,000	14,038,826
Direct or inderect benefits	0	2,512,906	0	2,512,906
Membership in committeess	0	0.	0	0
Others	0	5,107,0970	0	5,107,907
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	15,937,732	0	15,937,732
Attendance to meetings	7,923,797	0	0	7,923,797
Commissions	0	0	0	0
Others	0	0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	20,661,745	0	20,661,745
Total compensation	7,923,797	57,772,306	486,000	66,182,103

Amounts expected for fiscal year of 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	12	3	29
Fixed Annual Compensation
Salary or pro-labore	0	16,401,580	504,000	16,905,580
Direct or inderect benefits	0	2,774,395	0	2,774,395
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	25,610,114	0	25,610,114
Attendance to meetings	7,768,400	0	0	7,768,400
Commissions	0	0	0	0
Others	67,800	0	0	67,800
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	16,642,548	0	16,642,548
Total compensation	7,836,200	61,428,637	504,000	69,768,837

Amounts paid in 2011

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	11.67	3	28.67
Fixed Annual Compensation
Salary or pro-labore	0	14,510,921	432,000	14,942,921
Direct or inderect benefits	0	2,012,539	0	2,012,539
Membership in committeess	0	0	0	0
Others	0	5,340,0180	0	5,340,0180
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing		23,149,407	0	23,149,407
Attendance to meetings	7,537,000	0	0	7,537,000
Commissions	0	0	0	0
Others	37,397	0	0	37,397
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,132,702	0	13,132,702
Total compensation	7,574,397	58,145,587	432,000	66,151,984

Amounts paid in 2010

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	11	3	28
Fixed Annual Compensation
Salary or pro-labore	0	13,033,027	432,000	13,465,027
Direct or inderect benefits	0	1,875,566	0	1,875,566
Membership in committeess	0	0	0	0
Others	0	5,006,1550	0	5,066,1550
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	23,789,333	0	23,789,333
Attendance to meetings	7,198,600	0	0	7,198,600
Commissions	0	0	0	0
Others	101,000	0	0	101,000
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	14,742,400	0	14,742,400
Total compensation	7,299,600	58,446,481	432,000	66,178,081

13.3      Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2013, and the amounts paid in 2012.

Amounts expected for fiscal year of 2013

(amounts in R$, when applicable)	Board of Officers
Number of members	9
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	23,789,135
Estimated amount – goals met	19,824,279

Amounts referred to fiscal year of 2012

(amounts in R$, when applicable)	Board of Officers
Number of members	9,58
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30,732,136
Estimated amount – goals met	25,610,114
Amount effectively recognized	15,937,732

Amounts referred to fiscal year of 2011

(amounts in R$, when applicable)	Board of Officers
Number of members	11,67
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	33,452,250
Estimated amount – goals met	23,301,500
Amount effectively recognized	23,149,407

Amounts referred to fiscal year of 2010

(amounts in R$, when applicable)	Board of Officers
Number of members	11
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	27,000,000
Estimated amount – goals met	18,000,000
Amount effectively recognized	23,789,333

13.4      Share-based compensation plan of the Board of Directors and Statutory Board of Executive Officers

On December 31, 2012, the Company had one stock-option plan, which was approved at an Special Shareholders’ Meeting held on December 20, 2006 (“Stock Option”).

Company’s stock option plan is managed by a committee elected by Board of Directors, named Stock Option Management Committee (“Stock Option Committee”). This committee establishes the employees to periodically benefit from the stock options, based on the duties, responsibilities and performance, establishing the applicable conditions.

In addition to managing the Stock Option Plan, the Stock Option Committee is responsible for selecting the executives and the employees that are entitled to the options, in addition to determining the terms and conditions of each stock option agreement applicable to each beneficiary, including, but not limited to, the number of shares to be acquired, the acquisition conditions and prices, and the respective payments means.

The Executive Officers and some high-skill employees receive stock-based payments as part of their compensation. We recognize expenses with stock-based compensation on the fair value of premiums as of the grant date.

The Stock Option Plan includes only preferred shares issued by the Company

a.         General Terms and Conditions

Company’s Stock Option Committee usually develops annual cycles for the granting of options. Each granting cycle receives a serial number initiated by the letter A, starting from “Series A1”. In the year ended December 31, 2012, the options granted in Series A4 to the A6 are in full effect.

The options granted in the Stock Option Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Stock Option Plan, according to the analysis of the concept of return on invested capital (ROIC). In accordance with item 3.3 of the Stock Option Plan, the Committee has decided that from Series A6, including, the increase or decrease of the number of “Gold” options shall be determined based on CBD’s “Return in Capital Employment”. For both criteria, the accelerator or reducer shall follow the hereunder terms:

(i) if the average ROIC/ROCE of CBD in the last 3 fiscal years before the Vesting of the options (the “‘Verified ROIC/ROCE”) is higher than the ROIC/ROCE established as confrontation base (“Base ROIC/ROCE”), o the amount of granted “Gold” options shall be added certain amount of “Gold” options, by percentage points as the Verified ROIC/ROCE  exceed the Base ROIC/ROCE ;

(ii) if the Verified ROIC/ROCE  is less than the Base ROIC/ROCE, the amount of granted “Gold” options shall be reduced by certain amount of “Gold” options, by percentage points as the Verified ROCE do not exceed the Base ROIC/ROCE;

(iii) the Base ROIC/ROCE shall be calculated as set by the hereunder equation:

Base ROIC/ROCE = {[(1+R1)*(1+R2)*(1+R3)]^(1/3)}-1

In which,

R1 = ROIC/ROCE (1º fiscal year) = X%

R2 = ROIC/ROCE (2º fiscal year) = Y%

R3 = ROIC/ROCE (3º fiscal year) = Z%

(e) Calculation of ROIC/ROCE  Criterion: the criterion to determine the increase rate and/or the reduction rate (accelerator or reducer) of the amount of “Gold” options shall be in accordance with the analysis of compliance ROIC/ROCE, as follows:

(i) Turn of Profitability = [(1+ Verified ROIC/ROCE) / (1+Base ROIC/ROCE)] - 1

(ii) Accelerator: from 3%, for each 1% more than in the rate of return, increase 0.5% on the amount of granted “Gold” shares.

(iii) Reduction: from 3%, for each 1% less than in the rate of return, decrease 5% on the amount of granted “Gold” shares.

b.         Plan’s Main Objectives

The objectives of the Stock Option Plan are: (i) to attract and retain highly qualified executives and professionals in the Company; (ii) to allow executives and employees to own Company’s  capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of executives and employees with the interests of Company’s  shareholders, encouraging the good performance of these professionals and ensuring Company’s management continuity.

c.         The Way the Plan Contributes to the Achievement of these Goals

The Stock Option Plan beneficiaries are encouraged to generate more results for the Company so that they achieve their goals as executives and employees of the Company, and for the shares received as compensation to have their value increased over time

d.         The Way the Plan is included in the Company’s Compensation Policy

The Stock Option Plan is an element of the compensation of Company’s executives, and it is in line with the compensation policy, which goal is to retain executives and employees and to encourage better results.

e.         The Way the Plan Aligns the Interests of the Executives and of the Company in the Short, Medium, and Long terms

As the options are granted every year and based on Company’s results, we understand the Stock Option Plan is in line with Company’s short-term interests, since it encourage the beneficiaries to achieve their individual goals and the Company’s goals. Furthermore, it also retains Executive Officers and beneficiaries of the Stock Option Plans, in addition to attracting new professionals, which is in line with Company’s medium-term interests. Finally, as mentioned in item (j) herein, the beneficiaries of the Stock Option Plan will only be apt to exercise their options after a certain time working with the Company, which encourages them to generate better results in the long term so their shares gain value, in addition to retaining them for a longer period, in line with Company’s long-term interests.

f.          Maximum Number of Shares Involved

The maximum number of shares included in the Stock Option Plan is 15,500,000 preferred shares (as resolved by the Board of Directors at the meeting held on February 19, 2013).

The amount indicated above shall always observe the authorized capital limit of the Company and may be changed at any time by the Board of Directors. When the call options are exercised, it is issued new shares to the beneficiaries, observing Company’s  right to use treasury shares.

g.         Maximum Number of Options to be Granted

There is no maximum number of options to be granted within the scope of the Stock Option Plans, provided that the total number of shares resulting from their exercise does not surpass the limit indicated in item (f) above and the limit of 2% of Company’s capital stock per Series.

h.         Conditions for the Acquisition of Shares

The Stock Option Committee will determine, for each Series and in each case if necessary, the terms and conditions for the acquisition of the right to exercise granted options, by means of an express provision in the subscription agreement signed by the beneficiary.

In order to acquire shares of the Stock Option Plans, the beneficiaries shall remain bound to the Company for a specific period, pursuant to item (j) below, except for the cases of termination of employment described in item (n) below.

The options shall be fully or partially exercised up to the expiration date of the respective option. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i.          Criteria for Setting the Acquisition or Exercise Price

For the options classified as “Silver”, the exercise price per preferred share shall correspond to the average of the closing price of the preferred shares issued by the Company and traded in the 20 sessions of the BM&FBOVESPA prior to the date the Stock Option Committee resolves on the granting of the option. After the average price is determined, a negative goodwill of 20% shall be applied.

For the options classified as “Gold”, the exercise price will be R$0.01 per preferred share.

j.          Criteria for Determining the Exercise Price

As general rule for the Stock Option Plan, which may be amended by the Committee on each series, the right to exercise the stock option shall mature after the 36th month and up to the 48th month following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 100% of the shares for “Silver” options. The exercise of the “Gold” options will happen in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted in both Stock Option Plans shall be fully or partially exercised. It is worth mentioning that “Gold” options supplement “Silver” options, and, therefore, “Gold” options shall only be exercised together with “Silver” options.

k.         Settlement Means

The exercise price of the options granted under the Stock Option Plan shall be fully paid in local currency by the beneficiary, being that the exercise price shall be paid in cash and in one installment, 30 days following the date of subscription of the respective shares, except for the cases of termination of employment of the beneficiary described in item (n) below, in which case the exercise price shall be paid in cash upon subscription

l.          Restrictions to the Transfer of Shares

The Stock Option Committee shall set restrictions to the transfer or trading of the shares obtained through the exercise of the options

m.        Criteria and Events That, When Verified, Shall Result in the Subscription, Amendment or Termination of the Plan

The number of shares to be acquired in the Second Plan’s “Gold” Series, as explained in item (j) above, shall be limited by the Stock Option Committee.

The Stock Option Plan and the options granted shall be automatically extinguished if the Company is dissolved or liquidated.

Finally, the Stock Option Committee shall determine the suspension, amendment to or termination of the Stock Option Plan without the prior consent of the beneficiaries, provided that their rights and obligations are not harmed.

n.         Effects of the Executive’s Leaving the Company on his Rights Provided for in the Stock-Based Compensation Plan

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan from the last working day of the 35th month to the last working day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any Executive Officer or employee beneficiary of the Plan and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the case of death or permanent disability of any Executive Officer or employee beneficiary of the Plan, the rules for involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

13.5      Holdings in shares, quotas and other convertible securities, held by administrators and Fiscal Council members – breakdown by body

The tables below list the number of shares held directly or indirectly, in Brazil and abroad, by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by the Company, and each of its subsidiaries, on December 31, 2012:

Companhia Brasileira de Distribuição
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	100 common shares 4,388 preferred shares	0.00% 0.00%	0.00% 0.00%
Board of Officers	154,697 preferred shares	0.09%	0.06%
Fiscal Council	0	0.00%	0.00%
Total	100 common shares 159,085 preferred shares	0.00% 0.09%	0.00% 0.06%

Via Varejo S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	1 common shares	0.00%	0.00%
Board of Officers	1 preferred shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	2 common shares	0.00%	0.00%

Nova Pontocom Comércio Eletrônico S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	2 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	2 common shares	0.00%	0.00%

Banco Investcred Unibanco S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

13.6      Stock-based compensation recognized in the profit or loss for the last 3 fiscal years and stock-based compensation estimated for the current fiscal year for the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plan currently in effect. Below we present the stock‐based compensation paid to the Board of Executive Officers in 2010, 2011 and 2012, as well as the amounts estimated for 2013.

Amounts estimated for 2013

	Board of Officers
Number of members that benefit from the stock option plan	10
In relation to each option grant:	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold*	Series A7 – Silver*
Grant date	24/05/2010	24/05/2010	31/05/2011	31/05/2011	15/03/2012	15/03/2012	15/03/2013	15/03/2013
Number of options granted (in number of shares)	136,469	34,036	88,241	88,274	156,276	156,333	101,530	101,594
Deadline for the options to become exercisable	31/05/2011 e 31/05/2013	31/05/2011 e 31/05/2013	31/05/2014	31/05/2014	31/03/2015	31/03/2015	31/03/2016	31/03/2016
Deadline for the exercise of the options	31/05/2014	31/05/2014	31/05/2015	31/05/2015	31/03/2016	31/03/2016	31/03/2017	31/03/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	46.49	0.01	54.69	0.01	64.13	0.01	80.00
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	51.99	23.02	59.75	25.27	79.78	37.94	105.17	46.11
Potential dilution in case of exercise of the options	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%	0.04%	0.04%

•          At the date of the presentation of this Reference Form, all shares from Series A4 were exercised. Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to each option grant:	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Grant date	05/13/2009	05/13/2009	05/24/2010	05/24/2010	05/31/2011	05/31/2011	03/15/2012	03/15/2012
Number of options granted (in number of shares)	97,714	97,710	136,469	34,036	88,241	88,274	156,276	156,333
Deadline for the options to become exercisable	03/13/2010 e 05/31/2012	03/13/2010 e 05/31/2012	31/05/2011 e 05/31/2013	31/05/2011 e 05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015
Deadline for the exercise of the options	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	27.47	0.01	46.49	0.01	54.69	0.01	64.13
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	26.93	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	32.14	16.79	51.99	23.02	59.75	25.27	79.78	37.94
Potential dilution in case of exercise of the options	0.04%	0.04%	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%

* At the date of presentation of this form, all the stock options issued in Series A3 were exercised, as well as part of the stock options issued in Series A4.

Amounts referring to fiscal year of 2011

	Board of Officers
Number of members that benefit from the stock option plan	12
In relation to each option grant:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver
Grant date	07/07/2006	04/13/2007	04/13/2007	03/03/2008	03/03/2008	05/13/2009	05/13/2009	05/24/2010	05/24/2010	05/31/2011	05/31/2011
Number of options granted (in number of shares)	100,800	75,760	171,842	292,694	311,736	264,971	276,675	234,754	58,550	156,300	156,361
Deadline for the options to become exercisable	07/30/2009 e 07/30/2011	04/30/2010	04/30/2010	03/06/2008 e 03/31/2011	03/06/2008 e 03/31/2011	03/13/2010 e 05/31/2012	03/13/2010 e 05/31/2012	05/31/2011 e 05/31/2013	05/31/2011 e 05/31/2013	05/31/2014	05/31/2014
Deadline for the exercise of the options	07/30/2011 e 10/30/2011	04/29/2011	04/29/2011	03/30/2012	03/30/2012	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015
Period of restriction to the transfer of the shares	Vide item (l) do item 13.4 acima	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	42.43	0.01	24.63	0.01	26.93	0.01	27.47	0.01	46.49	0.01	54.69
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	38.59	0.01	24.63	0.01	26.93	0.01	26.93	0.01	46.49	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	11.19	32.38	13.93	36.09	19.22	32.14	16.79	51.99	23.02	59.75	25.27
Potential dilution in case of exercise of the options	0.04%	0.03%	0.07%	0.11%	0.12%	0.10%	0.11%	0.09%	0.02%	0.11%	0.11%

Amounts referring to fiscal year of 2010

	Board of Officers
Number of members that benefit from the stock option plan	11
In relation to each option grant:	Series IX	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver
Grant date	05/15/2005	07/7/2006	04/13/2007	04/13/2007	03/03/2008	03/03/2008	05/13/2009	05/13/2009	05/24/2010	05/24/2010
Number of options granted (in number of shares)	101,400	100,800	75,760	171,842	292,694	311,736	264,971	276,675	234,754	58,550
Deadline for the options to become exercisable	05/30/2008 e 05/31/2010	7/30/2009 and 7/30/2011	04/30/2010	04/30/2010	03/06/2008 e 03/31/2011	03/06/2008 e 03/31/2011	03/13/2010 e 05/31/2012	03/13/2010 e 05/31/2012	05/31/2011 e 05/31/2013	05/31/2011 e 05/31/2013
Deadline for the exercise of the options	05/31/2010 e 06/30/2010	7/30/2011 and 10/30/2011	04/29/2011	04/29/2011	03/30/2012	03/30/2012	05/31/2013	05/31/2013	05/31/2014	05/31/2014
Period of restriction to the transfer of the shares	Please check item (l) of item 13.4 hereafter	Please check item (l) of item 13.4 hereafter	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	30,51	39,61	0,01	24,63	0,01	26,93	0,01	27,47	N/A	N/A
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	29,62	40,38	0,01	24,63	0,01	26,93	0,01	27,47	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	10,24	11,19	32,38	13,93	36,09	19,22	32,14	16,79	51,99	23,02
Potential dilution in case of exercise of the options	0,04%	0,04%	0,03%	0,07%	0,11%	0,12%	0,10%	0,11%	0,09%	0,02%

13.7      Information on pension plans granted to the members of the Board of Directors and Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plan. Below we present the exercisable and not exercisable on December 31, 2012.

Stock Options on December 31, 2012.

Board of Officers
Number of members	12
Series	A4 – Silver	A4 – Gold	A5 – Silver	A5 – Gold	A6 – Silver	A6 – Gold
Options not exercisable
Amount	18,729	75,091	88,274	88,241	156,333	156,276
Deadline for the options to become exercisable	05/31/2013	05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015
Deadline for the exercise of the options	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	R$ 46.49	R$ 0.01	R$ 54.69	R$ 0.01	R$ 64.13	R$ 0.01
Fair value of the options on December 31, 2012	R$ 23.02	R$ 51.99	R$ 25.27	R$ 59.75	R$ 37.94	R$ 79.78
Options exercisable
Amount	0	0	0	0	0	0
Deadline for the exercise of the options	N/A	N/A	N/A	N/A	N/A	N/A
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on December 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the total options on December 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A

13.8      Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plans. Below we present the options exercised and the shares delivered to the members of the Board of Officers in 2010, 2011 and 2012.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2010, 2011 and 2012.

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to the exercised options and shares delivered:	Series A3 – Gold	Series A3 – Silver
Number of shares	97,714	97,710
Pré Average weighted exercise price (in R$ per share)	0,01	27,47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	75,29	47,83

Amounts referring to fiscal year of 2011

	Board of Officers
Number of members that benefit from the stock option plan	12
In relation to the exercised options and shares delivered:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4– Gold (1º issue)	Series A4– Silver (1º issue)
Number of shares	61,400	35,787	80,800	158,666	168,772	19,681	24,594	61,378	15,307
Pré Average weighted exercise price (in R$ per share)	43,15	0,01	24,63	0,01	26,93	0,01	27,47	0,01	46,49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	23,85	66,99	42,,37	66,99	40,07	66,99	39,53	66,99	20,51

Amounts referring to fiscal year of 2010

	Board of Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series IX	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver
Number of shares	61,300	39,973	91,042	29,403	31,363	27,250	34,053
Pré Average weighted exercise price (in R$ per share)	30,52	0,01	24,63	0,01	26,93	0,01	27,47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	38,76	69,27	44,65	69,27	42,35	69,27	41,81

13.9      Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a.         pricing method

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton  options pricing model

b.         data and premises used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black-Scholes-Merton  options pricing model, considering the following premises for the options in effect in 2013:

On the grant date
Average weighted price of the shares (per share), according to the average value of the last 20 trading sections on the grant date	Series A4: R$ 58.11 Series A5: R$ 68.36 Series A6: R$ 80.16 Series A7: R$ 100.00
Exercise price

Series A4 “Gold”: R$ 0.01

Series A4 “Silver”: R$ 46.49

Series A5 “Gold”: R$ 0.01

Series A5 “Silver”: R$ 54.69

Series A6 “Gold”: R$ 0.01

Series A6 “Silver”: R$ 64.13

Series A7 “Gold”: R$ 0.01

Series A7 “Silver”: R$ 80.00

Expected updated volatility	28.91%
Options term	4 years
Expected dividends	0.88%
Risk-free interest rate	10.86%
Fair value of the option on the grant date (per option)	Please check item 13.6 above

c.         Method and Premisses Used to Incorporate the Expected Effects of Early Exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the premise that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d.         How the Expected Volatility is Determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e.         Other Characteristics Incorporated in the Measurement of the Options’ Fair Value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10    Information on pension plans granted to the members of the Board of Directors and Officers

On December 31, 2012, Directors were not eligible for Company’s  pension plans. Below we present the pension plans in effect for the Board of Officers.

Board of Executive Officers
Number of members [1]	9,58
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar, com a Brasilprev Seguros e Previdência S.A.”
Number of executives that meet the rquirements to retire	None
Conditions for early retirement

- Be, at least, , 60 years old

- Have at least 10 years of service with the Pão de Açúcar Group;

- Have a minimum of 5 years of contributions to the Pension Plan; and

-Employment with the Pão de Açúcar Group must have terminated.

Restated amount of the contributions accumulated in the pension plan up to the closing of the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 1,629,328.95
Total amount of the contributions made during the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 518,828.56
Possibility and conditions for early redemption

Early redemption is allowed, should the employee be disassociated from the Company. For the redemption of the contributions made by the Company, the balance of the reserve will be released according to the following proportion:

- No redemption, for less than 5 years of contribution

- Redemption of 50% of the balance, for 5 to 6 years of contributions;

- Redemption of 60% of the balance, for 6 to 7 years of contributions ;

- Redemption of 70% of the balance, for 7 to 8 years of contributions ;

- Redemption of 80% of the balance, for 8 to 9 years of contributions ;

- Redemption of 90% of the balance, for 9 to 10 years of contributions; and

- Redemption of 100% of the balance, for 10 to years of contributions.

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of members in the Board of Officers
January	12
February	12
March	12
April	11
May	10
June	9
July	9
August	7
September	7
October	8
November	7
December	9
Total	113
Total number of members / 12	9,58

13.11    Maximum, Minimum and Average Individual Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Not disclosed due judicial decision.

Não divulgado em razão de decisão judicial.

13.12    Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2012, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for Company’s  executives in case of termination of employment or retirement.

13.13    Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
7.53%	0%	0%	0.98%

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
91.57%	0%	0%	91.57%

Amounts referring to fiscal year 2010

Board of Directors	Board of Officers	Fiscal Council	Total
93.67%	0%	0%	89.74%

13.14    Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2010

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of the Company

13.16    Other material information

We hereby clarify that, for the purposes of Article 152 of Law 6,404/76, the overall compensation of the administrators does not include:

(i)             the estimated compensation of Fiscal Council members;

(ii)            share-based compensation, pursuant to CVM Rule 562/08, allocated to Executive Officers and arising from the stock options, pursuant to the stock option plans approved for late fiscal years and approved to be exercised on fiscal year of 2013, under the terms of the stock option plan of the Company, established by means of the special shareholders’ meeting held on December 20, 2006;

(iii)           the amount corresponding of the INSS contributions, to be paid by the employer, registered at its financial reports. As applicable, the amounts of fees and charges of the fixed and variable compensation shall be disclosed, respectively, at items “c.i” and “c.ii” (“further information”), considering the OFÍCIO-CIRCULAR/CVM/SEP/Nº03/2012.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 8, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.